Exhibit 99.1

NICE Redefines Proactive Conversational AI for Digital Experiences With CXone SmartReach

With the addition of CXone SmartReach, NICE is delivering the industry’s most comprehensive integrated suite for digitally fluent customer service

Hoboken, N.J., July 7, 2021 – NICE (NASDAQ: NICE), today announced the launch of CXone SmartReach following the acquisition of ContactEngine, the leader in proactive conversational AI. CXone SmartReach is a comprehensive artificial intelligence (AI) powered solution that enables organizations to have proactive, multi-day, asynchronous conversations – interacting with customers through their channels of choice even before they reach out for service. ContactEngine AI manages intelligent conversations, transforming the efficiency and costs of operations, and revolutionizing customer experience.

NICE is reinventing next-gen smart digital experiences, proactively connecting consumers in innovative ways across their digital journeys. Powered by Enlighten AI, CXone, the world’s leading cloud CX platform, now natively combines digital and self-service, meeting customers across all their needs events – before requesting service, upon initial service-query search and during interactive service sessions – all seamlessly connected.

CXone is the industry’s only true next-gen digital customer engagement platform, delivering proactive service on consumers’ preferred channels, based on intelligent AI conversations.

“We are entering a new era of expectations for the Experience Generation, where demands are shifting how digital service is delivered,” said Paul Jarman, NICE CXone CEO. “Organizations need to reinvent digital service from a reactive approach to consumers’ needs - to a proactive personal touch in their digital channel of choice. With the addition of CXone SmartReach to our already comprehensive suite of CX solutions, we are helping companies initiate intelligent conversations with customers, taking digital CX to the next level.”

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.